July 24, 2024

Cory Sindelar
Chief Financial Officer
Calix, Inc.
2777 Orchard Parkway
San Jose, California 95134

       Re: Calix, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed April 22, 2024
           File No. 001-34674
Dear Cory Sindelar:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology